

Mail Stop 4631

January 16, 2018

Via E-mail
Mr. Lin Kuan Liang Nicolas
Chief Financial Officer
Technovative Group, Inc.
Unite 701, 7/F, Tower 2, Silvercord
30 Canton Rd
Tsim Sha Tsui, KLN, Hong Kong

> **Re:** **Technovative Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed October 27, 2017**
> **File No. 333-175148**

Dear Mr. Nicolas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction